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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

VITAL IMAGES, INC.
(Name of Subject Company)

MAGENTA CORPORATION
a wholly-owned subsidiary of

TOSHIBA MEDICAL SYSTEMS CORPORATION
a wholly-owned subsidiary of

TOSHIBA CORPORATION
(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

92846N104
(CUSIP Number of Class of Securities)

Toshio Takiguchi
General Manager
Business Development Department
Toshiba Medical Systems Corporation
1385, Shimoishigami, Otawara-shi, Tochigi-ken, 324-8550, Japan
Telephone: 011-81-287-26-5067
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copy to:

Robert E. Spatt
Mark D. Pflug
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$304,030,931.25	$35,297.99

*
The transaction valuation is an estimate calculated solely for the purposes of determining the amount of the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The transaction valuation is calculated by multiplying $18.75, the per share tender offer price, by 16,214,983 shares of common stock of Vital Images, which includes (a) 14,036,517 shares of common stock issued and outstanding (including 18,750 shares of restricted stock) and (b) 2,178,466 shares of common stock subject to outstanding stock options with an exercise price less than $18.75 (including 12,000 shares reserved for issuance under the Vital Images Employee Stock Purchase Plan), as of May 6, 2011, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Exchange Act and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Magenta Corporation ("Purchaser"), a Minnesota corporation and a wholly-owned subsidiary of Toshiba Medical Systems Corporation ("TMSC"), a company formed under the laws of Japan and a wholly-owned subsidiary of Toshiba Corporation ("Toshiba"), a company formed under the laws of Japan, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Vital Images, Inc. ("Vital Images"), a Minnesota corporation, at a purchase price of $18.75 per Share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 11, 2011 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and in the related letter of transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal", and together with the Offer to Purchase, the "Offer"), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B).

        Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of April 27, 2011 (as it may be amended from time to time, the "Merger Agreement"), by and among Vital Images, Purchaser and TMSC, a copy of which is attached as Exhibit (d)(1)(A) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated in this Schedule TO by reference.

Item 2.    Subject Company Information.

        (a)   The subject company and issuer of the securities subject to the Offer is Vital Images, Inc., a Minnesota corporation. Its principal executive office is located at 5850 Opus Parkway, Suite 300, Minnetonka, MN 55343-4414, and the telephone number of Vital Images' principal executive offices is (952) 487-9500.

        (b)   This Schedule TO relates to the Offer by the Purchaser to purchase all of the outstanding Shares for $18.75 per Share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer. The information set forth in the "Introduction" to the Offer to Purchase is incorporated in this Schedule TO by reference.

        (c)   The information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in that principal market for each quarter during the past two years is set forth in the section of the Offer to Purchase entitled "Price Range of Shares; Dividends" and is incorporated in this Schedule TO by reference.

Item 3.    Identity and Background of Filing Person.

        (a), (b), (c)  The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Purchaser, TMSC and Toshiba" and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i)-(viii), (x), (xii)  The information set forth in the "Introduction" to the Offer to Purchase, and in the sections of the Offer to Purchase entitled "Terms of the Offer", "Acceptance for Payment and Payment for Shares", "Procedure for Tendering Shares", "Withdrawal Rights", "Certain U.S. Federal

Income Tax Considerations", "Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" and "Conditions of the Offer" is incorporated in this Schedule TO by reference.

        (a)(1)(ix), (xi)  Not applicable.

        (a)(2)(i)-(v) and (vii)  The information set forth in the "Introduction" to the Offer to Purchase, and in the sections of the Offer to Purchase entitled "Background of the Offer; Contacts with Vital Images", "Purpose of the Offer; Plans for Vital Images; Shareholder Approval; Dissenters' Rights" and "Certain U.S. Federal Income Tax Considerations", is incorporated in this Schedule TO by reference.

        (a)(2)(vi)  Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b)  The information set forth in the "Introduction" to the Offer to Purchase, and in the sections of the Offer to Purchase entitled "Background of the Offer; Contacts with Vital Images", "Purpose of the Offer; Plans for Vital Images; Shareholder Approval; Dissenters' Rights" and "Certain Information Concerning Purchaser, TMSC and Toshiba" is incorporated in this Schedule TO by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1), (c)(3-7)  The information set forth in the "Introduction" to the Offer to Purchase, and in the sections of the Offer to Purchase entitled "Background of the Offer; Contacts with Vital Images", "Purpose of the Offer; Plans for Vital Images; Shareholder Approval; Dissenters' Rights", "Price Range of Shares; Dividends" and "Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" is incorporated in this Schedule TO by reference.

        (c)(2)  None.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated in this Schedule TO by reference.

        (b), (d)  Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a), (b)  Not applicable.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the "Introduction" to the Offer to Purchase and in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated in this Schedule TO by reference.

Item 10.    Financial Statements of Certain Bidders.

        (a), (b)  Not Applicable.

Item 11.    Additional Information.

        (a)(1)  The information set forth in the sections of the Offer to Purchase entitled "Background of the Offer; Contacts with Vital Images", "Purpose of the Offer; Plans for Vital Images; Shareholder Approval; Dissenters' Rights" and "Certain Information Concerning Purchaser, TMSC and Toshiba" is incorporated in this Schedule TO by reference.

        (a)(2) and (a)(3)  The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for Vital Images; Shareholder Approval; Dissenters' Rights" and "Certain Legal Matters; Regulatory Approvals" is incorporated in this Schedule TO by reference.

        (a)(4)  The information set forth in the section of the Offer to Purchase entitled "Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" is incorporated in this Schedule TO by reference.

        (a)(5)  None

        (c)   The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 11, 2011.
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)
Press release issued by Vital Images and TMSC on April 27, 2011 in Minneapolis, Minnesota and on April 28, 2011 in Tokyo, Japan, incorporated herein by reference to the Schedule TO-C filed by Magenta Corporation on April 27, 2011.
(a)(5)(B)	Summary Advertisement as published on May 11, 2011.
(a)(5)(C)	Press release issued by TMSC on May 11, 2011.
(b)	Not applicable.
(d)(1)(A)
Agreement and Plan of Merger dated April 27, 2011 among Vital Images, TMSC, and Purchaser, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011.
(d)(1)(B)	Confidentiality Agreement dated January 28, 2011 between Vital Images and TMSC.
(d)(1)(C)	Exclusivity Agreement dated February 28, 2011 between Vital Images and TMSC.
(d)(1)(D)(i)
Amendment to the employment agreement, dated April 25, 2011, between Vital Images and Michael Carrel, amending the employment agreement between Vital Images and Mr. Carrel dated January 21, 2008 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(ii)
Amendment to the employment agreement, dated April 25, 2011, between Vital Images and Aaron Erkan Akyuz, amending the employment agreement between Vital Images and Mr. Akyuz dated October 1, 2009 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(iii)
Amendment to the employment agreement, dated April 25, 2011, between Vital Images and Stephen Andersen, amending the employment agreement between Vital Images and Mr. Andersen dated October 24, 2005 (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(iv)
Amendment to the employment agreement, dated April 25, 2011, between Vital Images and Steven Canakes, amending the employment agreement between Vital Images and Mr. Canakes dated September 8, 2005 (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(v)
Amendment to the employment agreement, dated April 27, 2011, between Vital Images and Peter Goepfrich, amending the employment agreement between Vital Images and Mr. Goepfrich dated January 21, 2008 (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).

Exhibit No.	Description
(d)(1)(D)(vi)	Amendment to the change in control agreement, effective as of the closing date of the proposed merger, with Michael Carrel on April 25, 2011, amending the change in control agreement between Vital Images and Mr. Carrel dated May 16, 2005 (incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(vii)
Amendment to the change in control agreement, effective as of the closing date of the proposed merger, with Aaron Erkan Akyuz on April 25, 2011, amending the change in control agreement between Vital Images and Mr. Akyuz dated September 25, 2009 (incorporated herein by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(viii)
Amendment to the change in control agreement, effective as of the closing date of the proposed merger, with Stephen Andersen on April 25, 2011, amending the change in control agreement between Vital Images and Mr. Andersen dated April 29, 2004 (incorporated herein by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(ix)
Amendment to the change in control agreement, effective as of the closing date of the proposed merger, with Steven Canakes on April 25, 2011, amending the change in control agreement between Vital Images and Mr. Canakes dated October 9, 2000 (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(x)
Amendment to the change in control agreement, effective as of the closing date of the proposed merger, with Peter Goepfrich on April 27, 2011, amending the change in control agreement between Vital Images and Mr. Goepfrich dated October 31, 2005 (incorporated herein by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(xi)
Retention Agreement, effective as of the closing date of the proposed merger, with Michael Carrel on April 25, 2011 (incorporated herein by reference to Exhibit 10.11 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(xii)
Retention Agreement, effective as of the closing date of the proposed merger, with Aaron Erkan Akyuz on April 25, 2011 (incorporated herein by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(xiii)
Retention Agreement, effective as of the closing date of the proposed merger, with Stephen Andersen on April 25, 2011 (incorporated herein by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(xiv)
Retention Agreement, effective as of the closing date of the proposed merger, with Steven Canakes on April 25, 2011 (incorporated herein by reference to Exhibit 10.14 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(xv)
Retention Agreement, effective as of the closing date of the proposed merger, with Peter Goepfrich on April 27, 2011 (incorporated herein by reference to Exhibit 10.15 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MAGENTA CORPORATION
By:	/s/ TOSHIO TAKIGUCHI
Name: Toshio Takiguchi
Title: President
TOSHIBA MEDICAL SYSTEMS CORPORATION
By:	/s/ SATOSHI TSUNAKAWA
Name: Satoshi Tsunakawa
Title: President and Chief Executive Officer
TOSHIBA CORPORATION
By:	/s/ HIDEO KITAMURA
Name: Hideo Kitamura
Title: Corporate Executive Vice President

Date: May 11, 2011

 EXHIBITS INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 11, 2011.
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)
Press release issued by Vital Images and TMSC on April 27, 2011 in Minneapolis, Minnesota and on April 28, 2011 in Tokyo, Japan, incorporated herein by reference to the Schedule TO-C filed by Magenta Corporation on April 27, 2011.
(a)(5)(B)	Summary Advertisement as published on May 11, 2011.
(a)(5)(C)	Press release issued by TMSC on May 11, 2011.
(b)	Not applicable.
(d)(1)(A)
Agreement and Plan of Merger dated April 27, 2011 among Vital Images, TMSC, and Purchaser, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011.
(d)(1)(B)	Confidentiality Agreement dated January 28, 2011 between Vital Images and TMSC.
(d)(1)(C)	Exclusivity Agreement dated February 28, 2011 between Vital Images and TMSC.
(d)(1)(D)(i)
Amendment to the employment agreement, dated April 25, 2011, between Vital Images and Michael Carrel, amending the employment agreement between Vital Images and Mr. Carrel dated January 21, 2008 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(ii)
Amendment to the employment agreement, dated April 25, 2011, between Vital Images and Aaron Erkan Akyuz, amending the employment agreement between Vital Images and Mr. Akyuz dated October 1, 2009 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(iii)
Amendment to the employment agreement, dated April 25, 2011, between Vital Images and Stephen Andersen, amending the employment agreement between Vital Images and Mr. Andersen dated October 24, 2005 (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(iv)
Amendment to the employment agreement, dated April 25, 2011, between Vital Images and Steven Canakes, amending the employment agreement between Vital Images and Mr. Canakes dated September 8, 2005 (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).

Exhibit No.	Description
(d)(1)(D)(v)	Amendment to the employment agreement, dated April 27, 2011, between Vital Images and Peter Goepfrich, amending the employment agreement between Vital Images and Mr. Goepfrich dated January 21, 2008 (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(vi)
Amendment to the change in control agreement, effective as of the closing date of the proposed merger, with Michael Carrel on April 25, 2011, amending the change in control agreement between Vital Images and Mr. Carrel dated May 16, 2005 (incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(vii)
Amendment to the change in control agreement, effective as of the closing date of the proposed merger, with Aaron Erkan Akyuz on April 25, 2011, amending the change in control agreement between Vital Images and Mr. Akyuz dated September 25, 2009 (incorporated herein by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(viii)
Amendment to the change in control agreement, effective as of the closing date of the proposed merger, with Stephen Andersen on April 25, 2011, amending the change in control agreement between Vital Images and Mr. Andersen dated April 29, 2004 (incorporated herein by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(ix)
Amendment to the change in control agreement, effective as of the closing date of the proposed merger, with Steven Canakes on April 25, 2011, amending the change in control agreement between Vital Images and Mr. Canakes dated October 9, 2000 (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(x)
Amendment to the change in control agreement, effective as of the closing date of the proposed merger, with Peter Goepfrich on April 27, 2011, amending the change in control agreement between Vital Images and Mr. Goepfrich dated October 31, 2005 (incorporated herein by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(xi)
Retention Agreement, effective as of the closing date of the proposed merger, with Michael Carrel on April 25, 2011 (incorporated herein by reference to Exhibit 10.11 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(xii)
Retention Agreement, effective as of the closing date of the proposed merger, with Aaron Erkan Akyuz on April 25, 2011 (incorporated herein by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(xiii)
Retention Agreement, effective as of the closing date of the proposed merger, with Stephen Andersen on April 25, 2011 (incorporated herein by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(xiv)
Retention Agreement, effective as of the closing date of the proposed merger, with Steven Canakes on April 25, 2011 (incorporated herein by reference to Exhibit 10.14 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(xv)
Retention Agreement, effective as of the closing date of the proposed merger, with Peter Goepfrich on April 27, 2011 (incorporated herein by reference to Exhibit 10.15 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(g)	Not applicable.
(h)	Not applicable.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements of Certain Bidders.
  Item 11. Additional Information.
  Item 12. Exhibits .
  Item 13. Information Required by Schedule 13E-3 .
SIGNATURES
EXHIBITS INDEX